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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934



                        For the date of October 21, 2002


                                 CENTERPULSE LTD
                 (Translation of registrant's name into English)


                                ANDREASSTRASSE 15
                                 CH-8050 ZURICH
                                   SWITZERLAND
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  [X]              Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.


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EXPLANATORY NOTE:

On October 16, 2002, Centerpulse Ltd ("Centerpulse") issued a press release announcing the purchase of 480,349 Centerpulse shares, the funds from which will be applied to the hip and knee litigation settlement trust. On October 17, 2002, Centerpulse issued an additional press release disclosing certain Centerpulse shareholdings, in accordance with Article 20 of the Swiss Stock Exchange Regulations. A copy of each of the press releases is attached to this report.

Centerpulse Ltd hereby incorporates this report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CENTERPULSE LTD

                                       By: /s/ David Wise
                                           -------------------------------------
                                           Name:  David Wise
                                           Title: Group Vice President and
                                                  General Counsel, Centerpulse
                                                  USA Inc.



         Date:  October 21, 2002



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                                  EXHIBIT INDEX



Exhibit No.               Description
-----------               ------------
99.1*                     Press release dated October 16, 2002, announcing the
                          purchase of Centerpulse shares to generate funds for the settlement trust.

99.2*                     Press release dated October 17, 2002, disclosing
                          Centerpulse shareholdings.








--------
* Filed herewith.